PRESS RELEASE

Aya Gold & Silver to Acquire Copper-Silver Portfolio
Adding 139 km² Land Package Near Zgounder

Montreal, Quebec, September 1, 2026 - Aya Gold & Silver Inc. (TSX: AYA; NASDAQ: AYA) (“Aya” or the “Company”) is pleased to announce that it has entered into an agreement to acquire a 139 square kilometers ("km²") portfolio of exploration permits in Morocco (the “Cu-Ag Portfolio”), including a 19 km² mining license, approximately 35 km West of Aya’s Zgounder Silver Mine ("Zgounder").
The acquisition is expected to further consolidate Aya’s land position in the Zgounder district and provide exposure to a large, underexplored copper-silver ("Cu-Ag") system with multiple styles of mineralization and significant exploration potential.
Project Highlights
The Cu-Ag Portfolio Acquisition Adds 139 km² Land Package Near Zgounder (Tizi area)
•Strong historical trenching: returned 15 meters ("m") grading 0.65% Cu and 33 grams per tonne ("g/t") Ag.1
•High-grade silver surface samples: up to 837 g/t Ag from historical grab, consistent with Aya's sample returning 500 g/t Ag.
•High-grade copper surface samples: up to 4.6% Cu from historical grab, consistent with Aya's sample returning 4.0% Cu.
•Principal Cu-Ag horizon over 2 km: confirmed by Aya field visit.
•Multiple mineralization styles identified: sediment-hosted/stratiform copper, structurally controlled vein- and shear-hosted Cu-Ag mineralization, and associated alteration zones.
•Broader district-scale potential: historical workings and copper occurrences indicative of a potentially larger mineralized system.
•Existing exploration access: approximately 20 km of road access associated with historical manganese workings.
•Significant untested upside: historical work has been limited to the manganese horizon with the exception of recent reconnaissance and surface exploration for Cu.

1Historical results referenced above were reported by the previous operator and a qualified person has not done sufficient work to classify the historical estimates as current; Aya is not considering the historical estimates as current and cautions that further work is required to confirm them. Surface grab samples are selective by nature and are not representative of true width, overall grade of mineralization, or is indicative of any further mineralization.

“This acquisition is consistent with our vision of building a dominant land position around Zgounder and strategically consolidating prospective opportunities in Morocco,” said Benoit La Salle, President & CEO. “Adding 139 km² of compelling copper-silver showings only 35 km from Zgounder is in line with this strategy. We see significant potential to apply Aya’s exploration expertise and establish a new copper-silver platform within our growing Moroccan portfolio.” said Benoit La Salle, President & CEO.
Strategic Rationale
The acquisition represents a low-cost opportunity for Aya to consolidate a land position, adjacent to its existing Moroccan operating footprint. Located approximately 35 km West of Zgounder (Figure 1 and 2) the property lies in a similar geological setting to our operating mine, with Neoproterozoic volcano-sediment in proximity to the Askouen granite.
The combination of at-surface, high-grade, Cu-Ag mineralization (Figure 3 and 4), multiple mineralization styles shown by both historical results and sampling completed during our site visits, existing site access, and significant untested strike potential presents Aya with an attractive exploration platform.
The Cu-Ag Portfolio complements Aya’s existing properties and reinforces its strategy of leveraging its operating presence, technical expertise and infrastructure in Morocco to advance new opportunities.
Figure 1: Map of Aya's exploration projects

GOLD & SILVER
Tizi
Kingdom of Morocco
N
Legend
Zgounder mine
Tizi Project
Mining Licences
Exploration permits
0
10
20
30
km

Figure 2: Tizi and Zgounder projects map

Figure 3: Surface plan of Tizi project with geology and silver grab values (historical and Aya)

Transaction
Aya, through its wholly owned subsidiary, will acquire all issued and outstanding shares of the seller.
Total consideration for the acquisition is C$4.0 million, payable in Aya common share.
The transaction remains subject to customary closing conditions, including satisfactory confirmatory due diligence, applicable Moroccan and Canadian regulatory approvals, and the Toronto Stock Exchange ("TSX") approval. The Aya common shares issued in connection with the transaction will be subject to applicable statutory sale restrictions.
Closing is expected to occur following satisfaction of the applicable conditions precedent.
Next Steps
Over the next 12 to 18 months, Aya plans to initiate exploration of the Cu-Ag Portfolio to assess the potential for discoveries. We plan to carry-out stream sediments geochemistry, high resolution hyperspectral study, airborne geophysics as well as mapping and prospecting. Results from this phase will inform the next stage of exploration.
Qualified Persons
The scientific and technical information contained in this press release has been reviewed, verified and approved by David Lalonde, B. Sc, P. Geo, Executive Vice-President, Exploration, Qualified Person, for accuracy and compliance with National Instrument 43-101.
About Aya Gold & Silver Inc.
Aya Gold & Silver is a Canadian precious metals mining company anchored in Morocco and active across the full mining value chain. The Company has established an exploration track record through a systematic, technology-led, data-driven approach and is focused on expanding its resource base and land package along the Anti-Atlas fault — one of Africa’s most geologically rich, underexplored and mining-friendly regions.
Aya operates Zgounder, a rare, silver-only mine, producing silver doré from its new processing facility. Aya’s growth pipeline includes the Boumadine polymetallic project, where feasibility study work is underway, and which hosts a sizable mineralized footprint, and potential for further discovery.
Led by a proven team of mining professionals, Aya is guided by a vision of responsible mining and is committed to delivering sustainable value for shareholders, employees and host communities.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact
Benoit La Salle, FCPA, MBA
President & CEO
benoit.lasalle@ayagoldsilver.com

Alex Ball
VP, Corporate Development & IR alex.ball@ayagoldsilver.com

Forward-Looking Statement
This press release contains “forward-looking statements” or “forward looking information” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding Aya’s future growth and business prospects (including the timing and development of deposits and the success of exploration activities) and other opportunities as of the date of this press release.
All statements, other than statements of historical fact included in this press release, regarding the Company’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as "aim", "anticipate", "assume", "believe", "estimate", "expect", "goal", "guidance", "intend", "objective", "plan", "potential", "strategy", "target", and similar expressions or statements that certain actions, events or results "may", "could", "would", "might", "will", or are "likely" to be taken, occur or be achieved, have been used to identify such forward-looking information. Forward-looking statements in this press release include, but are not limited to, statements with respect to: the Company's mining assets development and exploration potential; the expected benefits from the Cu-Ag Portfolio acquisition; the potential of the Tizi area and Zgounder district; the Cu-Ag Portfolio acquisition being consistent with Aya's vision of building a dominant land position around Zgounder and strategically consolidating prospective opportunities in Morocco; the potential for the Cu-Ag Portfolio acquisition to establish a new Cu-Ag platform within Aya's growing Moroccan portfolio; Aya's assessments and estimates based on historical results as reported by the previous operator; Aya's assessments and estimates based on surface grab samples; the completion of the Cu-Ag Portfolio acquisition, including completion of customary closing conditions and receipt of any regulatory approvals (including the Toronto Stock Exchange approval); Aya's expectations with respect to timing for closing the Cu-Ag Portfolio acquisition; the next steps over the next 12 to 18 months with respect to the exploration of the Cu-Ag Portfolio and timing thereof, including the works, studies, prospecting and mapping; and the Company's strategy, objectives, targets, and projections with regard to its mining assets.
Forward-looking information is based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such information or statements. There can be no assurance that such information or statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include without limitation, assumptions regarding development and exploration activities; the Company's ability to satisfy all customary closing conditions with respect to the Cu-Ag Portfolio acquisition, including successful completion of the confirmatory due diligence; the Company's ability to receive all applicable regulatory approvals with respect to the Cu-Ag Portfolio acquisition, including the Toronto Stock Exchange approval; the Company's ability to complete the next steps of the exploration of the Cu-Ag Portfolio over the next 12 to 18 months; the timing, extent, duration and economic viability of Aya's operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the

Company's ability to meet current and future obligations; the Company's ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and growth prospects. Some of the risks the Company faces and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include, among others: Aya's ability to receive any applicable regulatory approvals with respect to the Cu-Ag Portfolio acquisition, including the Toronto Stock Exchange approval; Aya's ability to complete the confirmatory due diligence with respect to the Cu-Ag Portfolio acquisition on a timely basis; Aya's ability to execute on its plans relating to the Cu-Ag Portfolio; Aya’s ability to execute on its plans relating to the Zgounder Project and Boumadine Project, including the timing thereof; risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins, and flooding; risks related to Aya’s operations in Morocco; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; the inability to determine, with certainty, the production of metals and cost estimates, or the prices to be received before mineral reserves or mineral resources are actually mined; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); fluctuations in forward markets for silver and other commodities (such as natural gas, fuel, oil and electricity); availability of gas, fuel, and oil; restrictions on mining in the jurisdictions in which Aya operates; change in laws and regulations governing our operations, exploration, and development activities, including international laws and legal norms, such as those relating to Indigenous peoples and human rights; the Company’s ability to mitigate the risks pertaining to fund repatriation; expectations with respect to any future pandemics on our operations, and assumptions related thereto; Aya’s ability to attract and retain qualified employees and contractors; Aya’s ability to obtain and renew necessary permits and licenses; inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; Aya’s growth strategy; Aya’s ability to obtain and maintain insurance; occupational health and safety risks; adverse publicity risks; third party risks; disruptions to Aya’s business operations; Aya’s reliance on technology and information systems; litigation risks; interest and exchange rates risks; tax risks; unforeseen expenses; public health crises; climate change; weather disruptions; general economic conditions; commodity prices and exchange rate risks; gold and silver demand; volatility of share price; public company obligations; competition risk; policies and legislation; force majeure; the effectiveness of our internal control over financial reporting; changes in technology; the potential for asset impairment (or reversal); the inherent risks involved in exploration and development of mineral properties; risks associated with the use of artificial intelligence (AI); and other risks described in the Company’s documents filed with Canadian and U.S. securities regulatory authorities.
In addition, readers are directed to carefully review the detailed risk discussion in the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2025, filed on SEDAR+ and on EDGAR, which discussions are incorporated by reference in this press release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, the foregoing list of risks is not exhaustive; however, these risks should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements.
Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding the Company’s business plans, financial performance and condition and may not be appropriate for other purposes.
The historical results referenced in this press release were reported by the previous operator and a qualified person has not done sufficient work to classify the historical estimates as current. Aya is not considering the historical estimates as current and cautions that further work is required to confirm them. Surface grab samples are selective by nature and are not representative of true width, overall grade of mineralization, or is indicative of any further mineralization.
The forward-looking statements contained herein are made only as of the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law. The Company qualifies all of its forward-looking statements by these cautionary statements.